FOR IMMEDIATE RELEASE                                  Contact:  Rosanne O'Brien
                                                                  Teledyne, Inc.
                                                                    310/551-4265



                TELEDYNE REPORTS HIGHER SECOND QUARTER RESULTS--
                 SEVENTH CONSECUTIVE QUARTER OF EARNINGS GROWTH

   Los Angeles, Calif., July 18, 1996 - Teledyne, Inc. (NYSE:TDY) announced today that income for the second quarter ended June 30, 1996, increased 22 percent to $39.9 million, or $0.69 per common share, from $32.6 million, or $0.59 per common share, for the second quarter of 1995. Sales from continuing operations were $654.7 million for the second quarter of 1996 compared to $676.5 million for the same period of 1995.

   "Teledyne reported another strong performance in the second quarter led by our Specialty Metals Segment, with improved sales and margins in our Consumer Segment," stated William P. Rutledge, Chairman and CEO and Donald B. Rice, President and COO.

   "Our seven consecutive quarters of increased profitability reflect the successful execution of our business plans. Our outlook for Teledyne's businesses remains positive, and we believe our strategic combination with Allegheny Ludlum Corporation will provide even greater opportunities to enhance shareholder value."

   Income for the six months ended June 30, 1996, increased 17 percent to $77.6 million, or $1.35 per common share, from $66.6 million, or $1.19 per common share, for the 1995 period excluding

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gains on sales of businesses.  Including those gains in both years, net income for the first six months of 1996 increased to $102.4 million, or $1.79 per common share, compared to $96.9 million, or $1.74 per common share, for the 1995 period. After-tax gains were $24.8 million in 1996 from the sale of the Company's defense vehicle business and $30.3 million in 1995 from the sale of its defense electronics business. Sales from continuing operations increased to $1.29 billion for the first six months of 1996 from $1.25 billion for the same period of 1995.

   As previously announced, Teledyne and Allegheny Ludlum have agreed to combine. Under the agreement, each Company will become a wholly owned subsidiary of the new company, Allegheny Teledyne Incorporated. Teledyne shareholders will receive 1.925 shares of common stock in Allegheny Teledyne for each of their Teledyne common shares. Allegheny Ludlum shareholders will receive one share of common stock in the new company for each of their shares in Allegheny Ludlum. Both companies will hold special shareholder meetings on August 15, 1996 to vote on the proposed combination.

RESULTS OF OPERATIONS
- ---------------------
Specialty Metals
- ----------------

   Sales increased to $269.7 million for the second quarter of 1996 from $226.1 million for the same period of 1995 and increased to $515.9 million for the first half of 1996 from $450.1 million in the same period of 1995. Sales significantly increased for titanium and nickel-based alloys and specialty steels due to continued improvement in worldwide commercial aerospace and other industrial markets, and for thin-rolled products due to new market opportunities. Sales also

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increased significantly due to the acquisition in December 1995 of the European-
based Stellram Group, a manufacturer of high precision milling, boring and drilling systems. Lower zirconium sales and decreased demand for forgings due to softness in the truck market partially offset the sales increases.

   Operating profit increased to $35.9 million for the second quarter of 1996 from $23.5 million for the same period of 1995 and increased to $66.2 million for the first half of 1996 from $48.3 million for the 1995 period. Operating profit increased for both periods of 1996 primarily due to higher sales and improved margins particularly in titanium and nickel-based alloys. Margins also significantly improved in zirconium and niobium alloys. The improvement in operating profit was partially offset by lower margins on thin-rolled products.

Aviation and Electronics
- ------------------------

   Sales from continuing operations decreased to $239.3 million for the second quarter of 1996 from $317.8 million for the same period of 1995 and decreased to $487.4 million for the first half of 1996 from $542.5 million in the same period of 1995. Sales for 1996 would have increased over 1995 but for non-recurring sales of $102 million in the second quarter of 1995 related to the completion of a fixed price contract to develop and produce ground power generators for the U.S. Air Force. Without the 1995 contract completion, 1996 sales would have improved principally due to increased development work on the United States' new High Altitude Endurance Unmanned Aerial Surveillance/Reconnaissance Vehicle ("Global Hawk"). Sales improvements for the 1996 second quarter and six months also occurred

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in electronic devices and electromechanical relays for commercial customers, and engineering services related to environmental cleanup of chemical munitions. Lower sales of electronic countermeasure equipment for the international market, and lower sales to the U.S. Government of fabricated products, airframe structures, and other military unmanned aerial vehicles offset increased 1996 sales for the quarter and year.

   Operating profit from continuing operations decreased to $21.9 million for the second quarter of 1996 from $29.2 million for the same period of 1995 and decreased to $47.3 million for the first half of 1996 from $57.7 million for the 1995 period. Operating profit declined primarily due to non-recurring income of $6.1 million and $9.3 million for the second quarter and first half of 1995, respectively, from the reversal of estimated losses on the ground power generator contract. Results for the second quarter and six months of 1996 were enhanced by strong performances of electronic devices and electromechanical relays.

Consumer
- --------

   Sales increased to $90.5 million for the second quarter of 1996 from $80.0 million for the same period of 1995 and increased to $172.8 million for the first half of 1996 from $155.0 million in the same period of 1995. Sales improved primarily due to the acquisitions of Jandy Industries, the major United States producer of water flow control valves and electronic control systems for the residential swimming pool industry, in May 1996, and Envases Comerciales, S.A., a Costa Rican manufacturer of specialty packaging for pharmaceutical and food companies, in December 1995. In

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addition, sales improved for the Teledyne Water Pik Pour-Thru Water Filter device introduced in 1995.

   Operating profit increased to $7.3 million in the second quarter of 1996 from $3.9 million for the same period of 1995 and increased to $12.3 million for the first half of 1996 from $6.6 million for the 1995 period. The increase in operating profit was due primarily to the higher sales discussed above and lower start-up costs incurred for new product introductions.

Industrial
- ----------

   Sales from continuing operations increased to $55.2 million for the second quarter of 1996 from $52.6 million for the same period of 1995 and increased to $111.3 million for the first half of 1996 from $99.0 million for the 1995 period. Sales improved in both periods of 1996 primarily in metal stamping dies and compression molds for the automotive and truck markets. In addition, sales of nitrogen cylinder systems for the metal stamping industry and sales of breaker systems for the construction and mining industries had strong performances. The improvement in sales was partially offset by lower sales of vehicle control valves to the trucking industry and material handling equipment.

   Operating profit from continuing operations increased to $5.9 million for the second quarter of 1996 from $5.5 million for the same period of 1995 and increased to $11.0 million for the first half of 1996 from $10.9 million for the 1995 period. Increased profits from the sales increases discussed above were offset by a decline in margins of material handling equipment.

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

CORPORATE EXPENSE

   Corporate expense increased to $22.4 million for the second quarter of 1996 from $20.9 million for the same period of 1995 primarily due to legal and advisory costs associated with the pending combination with Allegheny Ludlum. For the first half of 1996, corporate expense decreased to $40.5 million from $43.4 million for the 1995 period due to a decline in costs related to unsolicited merger proposals and ensuing proxy contests.

PENSION INCOME

   Teledyne's pension income reflects the amount by which the amortization into income of pension surplus and estimated return on plan assets exceeded the current year's cost of providing benefits. Pension income before tax was $19.5 million in the second quarter of 1996 compared to $21.1 million for the same period of 1995 and was $39.3 million for the first half of 1996 compared to $42.2 million for the 1995 period. The decrease in pension income was a result of reduced amortization of actuarial pension gains and a decrease in the discount rate, to 7.5% from 8.5%, used to calculate the pension benefit obligation, partially offset by a higher expected return on pension assets.

INCOME TAXES

   The Company's lower effective tax rate for 1995 was the result of a $2.1 million reduction in 1995 of prior years' estimated tax liabilities not repeated in 1996.

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

  Teledyne, Inc. is a federation of technology-based manufacturing businesses serving worldwide customers with specialty metals for consumer, industrial and aerospace applications; commercial and government-related aviation and electronics products; and consumer and industrial products.

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


Teledyne, Inc. and Subsidiaries
(In millions)
                                Quarter Ended    Six Months Ended
                                   June 30,          June 30,
                               ---------------   ----------------
                                1996     1995      1996     1995
                               ------   ------   -------   ------
Sales:

Specialty metals:              $269.7   $226.1    $515.9   $450.1
                               ------   ------    ------   ------

Aviation and electronics:
  Continuing                    239.3    317.8     487.4    542.5
  Discontinued                    6.8      8.4      14.4     18.8
                               ------   ------    ------   ------
                                246.1    326.2     501.8    561.3
                               ------   ------    ------   ------

Consumer:                        90.5     80.0     172.8    155.0
                               ------   ------    ------   ------

Industrial:
  Continuing                     55.2     52.6     111.3     99.0
  Discontinued                    1.3     21.8      29.7     66.8
                               ------   ------    ------   ------
                                 56.5     74.4     141.0    165.8
                               ------   ------    ------   ------

Total:
  Continuing                    654.7    676.5   1,287.4  1,246.6
  Discontinued                    8.1     30.2      44.1     85.6
                               ------   ------   -------  -------
                               $662.8   $706.7  $1,331.5 $1,332.2
                               ======   ======  ======== ========

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

Teledyne, Inc. and Subsidiaries
(In millions except per share amounts)

                                                  Quarter Ended         Six Months Ended
                                                     June 30,               June 30,
                                                 ---------------        ----------------
Operating Profit (Loss):                          1996     1995         1996        1995
                                                 ------    -----        ----        ----
Specialty metals:
 Continuing                                       $35.9   $23.5        $66.2       $48.3
 Pension income                                     0.7     2.6          2.7         5.2
                                                 -------  -----        -----       -----
                                                   36.6    26.1         68.9        53.5
                                                 -------  -----        -----       -----
Aviation and electronics:
 Continuing                                       21.9     29.2         47.3        57.7
 Discontinued                                     (0.6)    (1.6)        (1.2)       (2.4)
 Pension income                                    3.9      4.5          8.3         9.0
                                                 ------    -----        -----       -----
                                                  25.2     32.1         54.4        64.3
                                                 ------    -----        -----       -----
Consumer:
 Continuing                                        7.3      3.9         12.3         6.6
 Pension income                                   (0.2)     0.1         (0.2)        0.1
                                                  ------   -----       -----        -----
                                                   7.1      4.0         12.1         6.7
                                                  ------   -----       -----        -----
Industrial:
 Continuing                                        5.9      5.5         11.0        10.9
 Discontinued                                     (0.3)    (0.9)         0.1        (0.8)
 Pension income                                    0.4      5.9          6.7        11.9
                                                  -----    -----       -----       -----
                                                   6.0     10.5         17.8        22.0
                                                  -----    -----       -----       -----

Total Continuing                                  71.0     62.1        136.8       123.5
      Discontinued                                (0.9)    (2.5)        (1.1)       (3.2)
                                                  -----    -----       -----       -----
                                                  70.1     59.6        135.7       120.3

Corporate expense:
 Salaries and benefits                            (5.9)    (6.0)       (10.4)      (11.8)
 Closed businesses' expenses                      (4.5)    (3.4)        (7.3)       (4.5)
 Other                                           (12.0)   (11.5)       (22.8)      (27.1)
Interest expense                                 (10.3)   (10.4)       (21.1)      (21.0)
Pension income                                    19.5     21.1         39.3        42.2
Other income                                       7.6      2.7         52.0        56.9
                                                 -----    -----        -----       -----
Income Before Taxes                               64.5     52.1        165.4       155.0
Provision for Taxes                               24.6     19.5         63.0        58.1
                                                 -----    -----        -----       -----

Net Income                                        39.9     32.6        102.4        96.9

Preferred Stock Dividends                         (1.3)    (0.4)        (2.0)       (0.4)
                                                 -----    -----        -----       -----

Net Income Applicable to Common Shareholders    $ 38.6   $ 32.2       $100.4      $ 96.5
                                                ======   ======       ======      ======

Net Income Per Share                            $ 0.69   $ 0.59       $ 1.79      $ 1.74
                                                ======   ======       ======      ======

Average shares - There were 56,016,608 and 55,938,099 shares of common stock outstanding during the three and six months ended June 30, 1996, respectively, and 55,627,166 and 55,563,892 for the three and six months ended June 30, 1995, respectively.

Note - In March 1996, the Company sold its defense industrial vehicle business at a pretax gain of $41.0 million, included in other income. Sales and operating results for this operation and the Company's aviation and electronics wire and cable business, which was sold in May 1996, have been reclassified and presented in discontinued results. In January 1995, the Company sold substantially all of its defense electronic systems business at a pretax gain of $50.7 million, included in other income. Certain amounts for 1995 have been reclassified to conform with the 1996 presentation.

July 18, 1996

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